Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTIONS

ENTERING INTO THE ASSETS PURCHASE AGREEMENTS AND

THE TERMINATION BENEFITS AGREEMENTS

On October 26, 2016, the Company entered into the Assets Purchase Agreements with Sanmao Railway, Guangmeishan Railway and GRGC, respectively, for the purpose of acquiring certain railway operating assets from each of Sanmao Railway and Guangmeishan Railway, and certain assets from GRGC. On the same date, the Company entered into the Termination Benefits Agreements with Sanmao Railway and Guangmeishan Railway, respectively.

GRGC is the largest shareholder of the Company, and Sanmao Railway and Guangmeishan Railway are subsidiaries of GRGC. According to the Listing Rules, Sanmao Railway, Guangmeishan Railway and GRGC are connected persons of the Company. Therefore, the Transactions constitute connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the applicable Percentage Ratios of the Transactions on the aggregated basis are more than 0.1% but less than 5%, these Transactions are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

A.	ENTERING INTO THE ASSETS PURCHASE AGREEMENTS AND THE TERMINATION BENEFITS AGREEMENTS

On October 26, 2016, the Company entered into the Assets Purchase Agreements with Sanmao Railway, Guangmeishan Railway and GRGC, respectively, for the purpose of acquiring certain railway operating assets from each of Sanmao Railway and Guangmeishan Railway, and certain assets from GRGC. On the same date, the Company entered into the Termination Benefits Agreements with Sanmao Railway and Guangmeishan Railway, respectively.

The major terms of the Assets Purchase Agreements and the Termination Benefits Agreements are as follows:

(a)	Sanmao Assets Purchase Agreement and Sanmao Termination Benefits Agreement

Date:	October 26, 2016

Parties:	(i) Vendor/assignor: Sanmao Railway; and

(ii) Purchaser/ assignee: the Company

Railway Operating Assets to be Acquired:	Pursuant to the terms and conditions of the Sanmao Assets Purchase Agreement, the Company proposed to acquire assets including (i) the Zhaoqing passenger railway, particular assets in the Zhaoqing signal and hydropower segment; (ii) chattels, namely locomotives and passenger trains in the Sanshui mechanical segment; (iii) contracts in effect; and (iv) staff (collectively, the “Sanmao Acquisition Assets”).

The net asset fair value of the Sanmao Acquisition Assets as at the Completion Date is approximately RMB249,676,500.

The Sanmao Acquisition Assets was purchased by Sanmao Railway from the market or constructed by Sanmao Railway.

Termination Benefits to be Assigned:	As at the Valuation Date, the termination benefits liabilities payable by Sanmao Railway was approximately RMB15,703,200.

Consideration and Payment:	The acquisition price is approximately RMB233,973,300, being the fair value of the Sanmao Acquisition Assets as at the Completion Date less the termination benefits liabilities to be transferred under the Sanmao Termination Benefit Agreement to the Company.

The Company agreed to pay 51% of the acquisition price within five days from the Completion Date , the balance of the consideration shall be paid by the Company to Sanmao Railway within three months upon receiving the valid invoice issued by Sanmao Railway. Sanmao Railway shall pay the price of the termination benefits liabilities to be assigned to the Company within three days on receipt of 51% of the acquisition price.

The acquisition price will be funded by the internal resources of the Company.

The acquisition price was determined by the parties following arm’s length negotiation by reference to (i) the fair value of the Sanmao Acquisition Assets of approximately RMB249,676,500, as specified in the Completion Date Valuation Report I; and (ii) the termination benefits liabilities determined in the termination benefits estimate sheet agreed by the parties. Such valuation and Completion Date Valuation Report I were prepared by Valuer I adopting the asset-based approach (i.e. cost method).

(b)	Guangmeishan Assets Purchase Agreement and Guangmeishan Termination Benefits Agreement

Date:	October 26, 2016

Parties:	(i) Vendor/assignor: Guangmeishan Railway; and

(ii) Purchaser/ assignee: the Company

Railway Operating Assets to be Acquired:	Pursuant to the terms and conditions of the Guangmeishan Assets Purchase Agreement, the Company proposed to acquire assets including (i) the Dongguan East passenger railway; (ii) chattels, namely locomotives and passenger trains of the Shantao section; (iii) contracts in effect; and (iv) staff (collectively, the “Guangmeishan Acquisition Assets”).

The net asset fair value of the Guangmeishan Acquisition Assets as at the Completion Date is approximately RMB453,658,300.

The Guangmeishan Acquisition Assets was purchased by Guangmeishan Railway from the market or constructed by Guangmeishan Railway.

Termination Benefits to be assigned:	As at the Valuation Date, the termination benefits liabilities payable by Guangmeishan Railway was approximately RMB9,023,900.

Consideration and Payment:	The acquisition price is approximately RMB444,634,400, being the fair value of Guangmeishan Acquisition Assets as at the Completion Date less the termination benefits liabilities to be transferred under the Guangmeishan Termination Benefits Agreement to the Company.

The Company agreed to pay 51% of the acquisition price within 30 days of the Completion Date, the balance of the consideration shall be paid by the Company to Guangmeishan Railway within three months upon receiving the valid invoice issued by Guangmeishan Railway. Guangmeishan Railway shall pay the price of the termination benefits liabilities to be assigned to the Company within three days on receipt of 51% of the acquisition price.

The acquisition price will be funded by the internal resources of the Company.

The acquisition price was determined by the parties following arm’s length negotiation by reference to (i) the fair value of the Guangmeishan Acquisition Assets of approximately RMB453,658,300, as specified in the Completion Date Valuation Report II; and (ii) the termination benefits liabilities determined in the termination benefits estimate sheet agreed by the parties. Such valuation and Completion Date Valuation Report II were prepared by Valuer II adopting the asset-based approach (i.e. cost method).

(c)	GRGC Assets Purchase Agreement

Date	October 26, 2016

Parties	(i) Vendor: GRGC; and

(ii) Purchaser: the Company

Assets to be Acquired:	Pursuant to the terms and conditions of the GRGC Assets Purchase Agreement, the Company proposed to acquire the expansion project of the Guotang Freight Terminal. (the “GRGC Acquisition Assets”)

The net asset fair value of the GRGC Acquisition Assets as at the Valuation Date is approximately RMB28,657,400.

The GRGC Acquisition Assets was purchased by GRGC from the market or constructed by GRGC.

Consideration and Payment:	The acquisition price is RMB28,657,400, being the fair value of the GRGC Acquisition Assets as at the Valuation Date. The Company will pay more than 50% of the acquisition price within 30 days from the Completion Date, the balance of the consideration shall be paid to GRGC by the Company within one month from the Completion Date.

The acquisition price will be funded by the internal resources of the Company.

The acquisition price was determined by the parties following arm’s length negotiation by reference to the fair value of the GRGC Acquisition Assets as at Valuation Date as determined in the Asset Valuation Report III. The Asset Valuation Report III was prepared by Valuer I adopting the asset-based approach (i.e. cost method).

(d)	The conditions precedent to the Transactions:

The completion of the Assets Purchase Agreements and Termination Benefits Agreements is subject to fulfillment of the following conditions:

(i)	each of the parties to enter into the relevant Assets Purchase Agreements and the relevant Termination Benefits Agreements;

(ii)	the Company having obtained the approval from the Board or its shareholders (as the case may be), in compliance with the applicable requirements under the Listing Rules and the Listing Rules of the Shanghai Stock Exchange;

(iii)	The competent PRC authorities having granted the approval for disposal of state- owned assets; and

(iv)	the performance of all necessary legal procedures required in the PRC as set out in the Assets Purchase Agreements and the Termination Benefits Agreements.

As at the date of this announcement, all the above conditions have been satisfied.

B.	INFORMATION OF SANMAO RAILWAY, GUANMEISHAN RAILWAY, GRGC, THE COMPANY AND RELEVANT ASSETS

(a)	Sanmao Railway

Sanmao Railway is a subsidiary of GRGC. It is principally engaged in providing passenger and freight rail transportation; rail transportation consultation services; warehousing, handling, loading and offloading services; railway transportation facilities repair and maintenance services; mechanical and electrical manufacturing; assets operation and management, housing rental; railway technical assistance; railway transportation agency services; housing maintenance, property management; and railway projects management and survey and design, construction and repair of comprehensive railway construction projects.

(b)	Guangmeishan Railway

Guangmeishan Railway is a subsidiary of GRGC. It is principally engaged in providing passenger and freight rail transportation; railway facilities technical assistance; warehousing, loading and offloading services; railway equipment rental; machinery and equipment repair, process and maintenance services; railway equipment testing, maintenance, rental and installation; railway construction management services; survey and design, construction and repair of comprehensive railway construction projects; and technology development and technical assistance.

(c)	GRGC

GRGC is the largest shareholder of the Company. It is principally engaged in organizing and managing the passenger and freight rail transportation, technology and other business development; undertaking international freight transportation agency services for land import and export businesses; advertising business; and survey and design, construction and repair of comprehensive railway construction projects.

(d)	The Company

The Company is principally engaged in railway passenger and freight transportation business on the Shenzhen-Guangzhou-Pingshi railway, the Hong Kong Through Trains business and certain long-distance passenger transportation services.

(e)	Relevant Assets

(i)	Sanmao Acquisition Assets

The fair value of the Sanmao Acquisition Assets, according to the Asset Valuation Report I and the Completion Date Valuation Report I, is as follows:

Item	Fair value as at the Valuation Date RMB0’000 A	Fair value as at the Completion Date RMB0’000 B	Change of fair value RMB0’000 C=B-A	Percentage change (%) D=C/A*100%
Current assets	1,732.51	1,212.80	-519.71	-30.00
Non-current assets	23,440.87	23,754.85	313.98	1.34
Fixed assets	23,379.18	23,693.16	313.98	1.34
Construction work	61.69	61.69	0.00	0.00
Total Assets Value	25,173.38	24,967.65	-205.73	-0.82

(ii)	Guangmeishan Acquisition Assets

The fair value of the Guangmeishan Acquisition Assets, according to the Asset Valuation Report II and the Completion Date Valuation Report II, is as follows:

Item	Fair value as at the Valuation Date RMB0’000 A	Fair value as at the Completion Date RMB0’000 B	Change offair value RMB0’000 C=B-A	Percentage change (%) D=C/A*100%
Current assets	1,146.15	1,098.17	-47.98	-4.19
Non-current assets	41,105.64	44,267.66	3,162.02	7.69
Fixed assets	40,913.41	41,195.87	282.46	0.69
Construction work	192.23	3,071.79	2,879.56	1497.98
Total Assets Value	42,251.79	45,365.83	3114.04	7.37

(iii)	GRGC Acquisition Assets

The appraisal value of the GRGC Acquisition Assets from the cost method, according to the Valuation Report III, is as follows:

Book value RMB0’000 A	Appraisal value RMB0’000 B	Differences in value RMB0’000 C=B-A	Percentage change (%) D=C/A*100%
2,844.08	2,865.74	21.66	0.76

C.	REASONS FOR ENTERING INTO THE ASSETS PURCHASE AGREEMENTS AND THE TERMINATION BENEFITS AGREEMENTS AND BENEFITS TO THE COMPANY

Upon completion of the Transactions, the Company will (a) achieve productivity layout optimization and the passenger transportation coverage will be expanded from Shenzhen —Pingshi to throughout Guangdong Province; (b) enrich passenger and freight transportation resources, alleviate and improve the Company’s insufficiency in the passenger transportation and vehicle resources effectively, adapt to market needs better and improve market competitiveness; and (c) improve the current status of Guangzhou hub that is being suffered from the shortage of freight resources, and additional day shift cargo lines will improve the efficiency of cargo turnover and freight volume.

D.	CONNECTED TRANSACTIONS AND LISTING RULE IMPLICATIONS

Sanmao Railway and Guangmeishan Railway are the subsidiaries of GRGC. GRGC is the largest shareholder of the Company. According to the Listing Rules, Sanmao Railway, Guangmeishan Railway and GRGC are the connected persons of the Company. In light of the Transactions, the Company entered into the Assets Purchase Agreements with Sanmao Railway, Guangmeishan Railway, and GRGC, respectively and entered into the Termination Benefits Agreements with Sanmao Railway and Guangmeishan Railway, respectively. Given the similar nature of the Transactions and the relationship between the GRGC, Saomao Railway and Guangmeishan Railway, the Directors are of the view that the Transactions shall be taken as a whole for the purpose of calculation of the Percentage Ratios. As the applicable Percentage Ratios of the Transactions on the aggregated basis are more than 0.1% but less than 5%, these Transactions are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As a result of the Transactions, the Company, Sanmao Railway, Guangmeishan Railway and GRGC will enter into certain railway transportation services, which constitute a continuing connected transactions under Chapter 14A of the Listing Rules(“Continuing Connected Transactions”). Each of Sanmao Railway, Guangmeishan Railway, GRGC agrees that the Continuing Connected Transactions be subject to the terms and conditions of the comprehensive services framework agreement entered into between the Company with GRGC on October 18, 2013 and any other comprehensive services framework agreement subsequently entered into between the Company with GRGC or its connected person; including but not limited to, the scope of services, the pricing policies and the annual cap for the continuing connected transaction.

E.	GENERAL

The Directors (including independent non-executive directors) consider that the terms of each of the Assets Purchase Agreements and the Termination Benefits Agreements are made on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Board has approved the Assets Purchase Agreements, the Termination Benefits Agreements and the Transactions on October 26, 2016. Amongst the Directors, Mr. Wu Yong, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jianping are concurrently being employed by GRGC and are considered to have material interests in the Assets Purchase Agreements, the Termination Benefits Agreements and the Transactions. Therefore, they have abstained from voting on the Board resolutions to approve the Asset Purchase Agreements, the Termination Benefits Agreements and the Transactions.

DEFINITIONS

Unless otherwise stated, the following terms shall have the following meanings in this announcement:

“Assets Purchase Agreements”	the Sanmao Assets Purchase Agreement, the Guangmeishan Assets Purchase Agreement and the GRGC Assets Purchase Agreement

“Asset Valuation Report I”	the valuation report issued by Valuer I on 28 June, 2016 in respect of the fair value of Sanmao Acquisition Assets as at Valuation Date

“Asset Valuation Report II”	the valuation report issued by Valuer II on 28 April, 2016 in respect of the fair value of the Guangmeishan Acquisition Assets as at Valuation Date

“Asset Valuation Report III”	the asset valuation report issued by Valuer I on 11 January, 2016 in respect of the appraisal value of the GRGC Acquisition Assets as at the Valuation Date

“Board”	Board of Directors

“Company”	Guangshen Railway Company Limited , a joint stock limited company incorporated in the PRC, the H Shares of which are listed on Hong Kong Stock Exchange, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Completion Date”	the day on which all the conditions precedent to the Assets Purchase Agreements and the Termination Benefits Agreements have been satisfied and all the relevant procedures have been completed, i.e. October 26, 2016

“Completion Date Valuation Report I”	the valuation report prepared by Valuer I on October 26, 2016 in respect of the fair value of Sanmao Acquisition Assets as at the Completion Date

“Completion Date Valuation Report II”	the valuation report prepared by Valuer II on October 26, 2016 in respect of the fair value of Guangmeishan Acquisition Assets as at the Completion Date

“Directors”	the directors of the Company

“GRGC”	Guangzhou Railway (Group) Corporation* , company registered and incorporated under Chinese law, the largest shareholder of the Company

“GRGC Assets Purchase Agreement”	the railway assets purchase agreement entered into between the Company and GRGC on October 26, 2016

“Guangmeishan Assets Purchase Agreement”	the railway assets purchase agreement entered into between the Company and Guangmeishan Railway on October 26, 2016

“Guangmeishan Railway”	Guangmeishan Railway Limited Company* , a company registered and incorporated under Chinese law, a subsidiary of GRGC

“Guangmeishan Termination Benefits Agreement”	the termination benefits agreement entered into between the Company and Guangmeishan Railway on October 26, 2016 regarding the transfer of termination benefits liabilities to the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H share(s)”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the Hong Kong Stock Exchange, denominated in Hong Kong dollar

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Percentage Ratios”	the percentage ratios set out in Chapter 14.07 of the Listing Rules

“PRC”	People’s Republic of China, for the purpose of this announcement, not including Hong Kong, Macau Special Administrative Region and Taiwan

“Relevant Assets”	the Sanmao Acquisition Assets, Guangmeishan Acquisition Assets and GRGC Acquisition Assets, which the Company has agreed to acquire pursuant to the Assets Purchase Agreements

“RMB”	Renminbi, the lawful currency of the PRC

“Sanmao Assets Purchase Agreement”	the railway assets purchase agreement entered into between the Company and Sanmao Railway on October 26, 2016

“Sanmao Railway”	Guangdong Sanmao Railway Limited Company* , a company incorporated under Chinese law, a subsidiary of GRGC

“Sanmao Termination	the termination benefits agreement entered into between the
Benefits Agreement”	Company and Sanmao Railway on October 26, 2016 regarding the transfer of termination benefits liabilities to the Company

“Termination Benefits Agreements”	the Sanmao Termination Benefits Agreement and Guangmeishan Termination Benefits Agreement

“Transactions”	all the transactions contemplated under the Assets Purchase Agreements and the Termination Benefits Agreements

“Valuation Date”	the date of valuation adopted by Valuer I in the Asset Valuation Report III, i.e. October 31, 2015

“Valuer I”	Chinaunited Yangcheng Appraisal Co., Ltd.* , an independent qualified valuer

“Valuer II”	Guangdong Zhongguang Xin Asset Valuation Limited* , an independent qualified valuer

“%”	percentage

*	The English names are for identification purposes only.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

October 26, 2016

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting